UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aptevo Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03835L207
(CUSIP Number)

Kevin Tang

Tang Capital Management, LLC

4747 Executive Drive, Suite 210

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 18, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03835L207	13D	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 921,336
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 921,336
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14	Type of Reporting Person PN

CUSIP NO. 03835L207	13D	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 921,336
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 921,336
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14	Type of Reporting Person OO

CUSIP NO. 03835L207	13D	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 921,336
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 921,336
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14	Type of Reporting Person IN

Explanatory Note

This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Aptevo Therapeutics Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on November 6, 2020 (the “Original Schedule 13D”), as amended on November 18, 2020, February 9, 2021 and June 21, 2021 (together with the Original Schedule 13D, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

This Amendment No. 4 is being filed to amend Item 5 of the Schedule 13D as set forth below. The percentages of beneficial ownership reported herein are based on 4,898,034 shares of Common Stock reported to be issued and outstanding as of November 11, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 12, 2021.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)         Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	921,336 shares, representing 18.8% of the class
Tang Capital Management, LLC	921,336 shares, representing 18.8% of the class
Kevin Tang	921,336 shares, representing 18.8% of the class

Tang Capital Partners, LP is the beneficial owner of 921,336 shares of the Issuer’s Common Stock. Tang Capital Partners, LP shares voting and dispositive power over such shares of Common Stock with Tang Capital Management, LLC and Kevin Tang.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin Tang.

Kevin Tang, as the manager of Tang Capital Management, LLC, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners, LP. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners, LP and Tang Capital Management, LLC.

The percentages used herein are based on 4,898,034 shares of Common Stock reported to be issued and outstanding as of November 11, 2021, as set forth in the Company’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 12, 2021.

(b)         Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	921,336 shares
Tang Capital Management, LLC	921,336 shares
Kevin Tang	921,336 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	921,336 shares
Tang Capital Management, LLC	921,336 shares
Kevin Tang	921,336 shares

(c)         The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days.

Entity	Transaction	Trade Date	Shares	Price/Share

Tang Capital Partners, LP	Sale	November 18, 2021	43,213	$9.3845[1]
Tang Capital Partners, LP	Sale	November 18, 2021	152,764	$8.3234[2]
Tang Capital Partners, LP	Sale	November 18, 2021	4,023	$8.0015[3]
Tang Capital Partners, LP	Sale	November 18, 2021	169,533	$8.0947[4]
Tang Capital Partners, LP	Sale	November 19, 2021	30,467	$8.0123[5]
Tang Capital Partners, LP	Sale	November 19, 2021	183,333	$7.5205[6]
Tang Capital Partners, LP	Sale	November 22, 2021	16,667	$7.3589[7]
Tang Capital Partners, LP	Sale	November 22, 2021	196,281	$7.1081[8]
Tang Capital Partners, LP	Sale	November 22, 2021	3,719	$6.6627[9]
Tang Capital Partners, LP	Sale	November 22, 2021	38,664	$6.5532[10]

(d)       N/A.

(e)       N/A.

___________________________

1 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $9.05 to $10.05. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares sold at each price within the ranges set forth in Footnotes 1 through 10 herein.

2 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $8.04 to $9.04.

3 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $8.00 to $8.01.

4 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $8.00 to $8.34.

5 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $7.78 to $8.15.

6 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $7.20 to $8.09.

7 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $7.20 to $7.54.

8 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $6.69 to $7.69.

9 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $6.66 to $6.68.

10 The price reported is a weighted-average price. These shares were sold in multiple transactions at prices ranging from $6.50 to $6.71.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

November 22, 2021

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang